January 26, 2026

Jeffrey Howie
Chief Financial Officer
Williams-Sonoma, Inc.
3250 Van Ness Avenue
San Francisco, CA 94109

       Re: Williams-Sonoma, Inc.
           Form 10-K for Fiscal Year Ended February 2, 2025
           File No. 001-14077
Dear Jeffrey Howie:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services